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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Amendment No. 2
                                      to
                               SCHEDULE 14D-1/A

              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                      and

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             CN Biosciences, Inc.
                           (Name of Subject Company)

                             EM Acquisition Corp.
                          EM Industries, Incorporated
                        Merck KGaA, Darmstadt, Germany
                                   (Bidders)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  125946 10 3
                     (CUSIP Number of Class of Securities)

                            Stephen J. Kunst, Esq.
                   Group Vice President and General Counsel
                          EM Industries, Incorporated
                                7 Skyline Drive
                              Hawthorne, NY 10532
                           Telephone: (914) 592-4660
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidders)

                                   Copy to:

                               Coudert Brothers
                          1114 Avenue of the Americas
                           New York, New York 10036
                                (212) 626-4400
                       Attention: Thomas J. Drago, Esq.

                               December 5, 1998
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                               Page 1 of 5 pages
                            Exhibit Index on page 4


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         This Amendment No. 2 (this "Amendment") amends and supplements the combined Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and Statement on Schedule 13D (the "Schedule 13D"), which was originally filed with the Securities and Exchange Commission (the "Commission") on November 25, 1998, by Merck KGaA, Darmstadt, Germany, a corporation organized under the laws of Germany ("Merck KGaA"), EM Industries, Incorporated, a New York corporation and an indirect subsidiary of Merck KGaA ("Parent"), and EM Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), as amended and supplemented by Amendment No. 1 thereto which was filed with the Commission on December 2, 1998, relating to Purchaser's tender offer for all outstanding shares of Common Stock, par value $.01 per share, of CN Biosciences, Inc., a Delaware corporation, at $25.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1998, a copy of which has been filed as Exhibit (a)(1) to the Schedule 14D-1, and in the related Letter of Transmittal, a copy of which has been filed as Exhibit (a)(2) to the Schedule 14D-1.

         All capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 14D-1. The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-1.

Item 10.  Additional Items to be Furnished.

         Items 10(b) and (c) are hereby amended and supplemented as follows:

         On December 7, 1999, Parent issued a press release respecting the expiration of the waiting period under the HSR Act, a copy of which is attached hereto as Exhibit (a)(10) and incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented as follows:

         (a)(10)  Text of Press Release, dated December 7, 1998.


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                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 1998

                                    EM ACQUISITION CORP.

                                    By:  /s/ Dieter Janssen
                                       --------------------------------
                                       Name:  Dieter Janssen
                                       Title:  President & CEO

                                    EM INDUSTRIES, INCORPORATED

                                    By:  /s/ Richard K. Hackett
                                       --------------------------------
                                       Name:  Richard K. Hackett
                                       Title:  Vice President, Finance

                                    MERCK KGaA, DARMSTADT, GERMANY

                                    By:  /s/ Klaus-Peter Brandis
                                       --------------------------------
                                       Name:  Klaus-Peter Brandis
                                       Title:  Head of Legal Department


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                                 EXHIBIT INDEX

Exhibit

(a)(10)  Text of Press Release, dated December 7, 1998.